UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 5, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG audited standalone financial statements for the year ended 31 December 2020, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS Group AG

Standalone financial statements for the year ended 31 December 2020

Table of contents

2	UBS Group AG standalone financial statements

2	Income statement
3	Balance sheet
4	Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve

5	1	Corporate information
6	2	Accounting policies

9	Income statement notes
9	3	Dividend income from investments in subsidiaries
9	4	Other operating income
9	5	Financial income
9	6	Personnel expenses
10	7	Other operating expenses
10	8	Financial expenses

11	Balance sheet notes
11	9	Liquid assets
11	10	Marketable securities
11	11	Other short-term receivables
11	12	Accrued income and prepaid expenses
12	13	Investments in subsidiaries
12	14	Financial assets
13	15	Current interest-bearing liabilities
13	16	Accrued expenses and deferred income
14	17	Long-term interest-bearing liabilities
16	18	Compensation-related long-term liabilities
16	19	Share capital
16	20	Treasury shares

17	Additional information
17	21	Assets pledged to secure own liabilities
17	22	Contingent liabilities
18	23	Significant shareholders
19	24	Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees
21	25	Related parties

22	Report of the statutory auditor on the financial statements

UBS Group AG standalone financial statements

UBS Group AG standalone financial statements

Audited |

Income statement
		USD million		CHF million
		For the year ended		For the year ended
	Note	31.12.20	31.12.19	31.12.20	31.12.19
Dividend income from investments in subsidiaries	3	3,853	3,400	3,646	3,464
Other operating income	4	17	155	16	153
Financial income	5	1,836	498	1,714	491
Operating income		5,706	4,052	5,376	4,108
Personnel expenses	6	19	21	18	21
Other operating expenses	7	69	81	63	80
Amortization of intangible assets		4	4	4	4
Financial expenses	8	1,765	625	1,650	618
Operating expenses		1,858	732	1,735	724
Profit / (loss) before income taxes		3,848	3,320	3,641	3,384
Tax expense / (benefit)		6	0	6	0
Net profit / (loss)		3,841	3,320	3,635	3,384

Balance sheet
		USD million		CHF million
	Note	31.12.20	31.12.19	31.12.20	31.12.19

Assets
Liquid assets	9	2,198	1,177	1,946	1,140
Marketable securities	10	84	83	74	80
Other short-term receivables	11	5,555	2,412	4,919	2,335
Accrued income and prepaid expenses	12	947	1,010	839	978
Total current assets		8,784	4,682	7,779	4,533
Investments in subsidiaries	13	41,199	41,209	36,483	39,896
of which: investment in UBS AG		40,889	40,889	36,209	39,586
Financial assets	14	50,062	47,113	44,332	45,612
Other intangible assets		4	8	3	8
Other non-current assets		21	15	19	15
Total non-current assets		91,286	88,346	80,837	85,530
Total assets		100,071	93,028	88,616	90,063
of which: amounts due from subsidiaries		58,340	51,295	51,662	49,660

Liabilities
Current interest-bearing liabilities	15	3,853	2,547	3,412	2,466
Accrued expenses and deferred income	16	2,097	2,102	1,857	2,035
Total short-term liabilities		5,950	4,649	5,269	4,501
Long-term interest-bearing liabilities	17	50,993	45,989	45,156	44,523
Compensation-related long-term liabilities	18	3,128	2,938	2,770	2,845
Total long-term liabilities		54,120	48,927	47,925	47,368
Total liabilities		60,071	53,576	53,194	51,869
of which: amounts due to subsidiaries		1,268	987	1,123	955

Equity
Share capital	19	393	393	386	386
General reserves		27,048	28,352	26,506	27,730
of which: statutory capital reserve		27,048	28,352	26,506	27,730
of which: capital contribution reserve		27,048	28,352	26,506	27,730
Voluntary earnings reserve		12,738	10,682	8,812	9,937
Treasury shares	20	(4,020)	(3,297)	(3,917)	(3,244)
of which: against capital contribution reserve		(180)	0	(174)	0
Reserve for own shares held by subsidiaries		0	1	0	1
Net profit / (loss)		3,841	3,320	3,635	3,384
Equity attributable to shareholders		40,000	39,452	35,421	38,194
Total liabilities and equity		100,071	93,028	88,616	90,063

UBS Group AG standalone financial statements

Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 8 April 2021 approve the appropriation of total profit and an ordinary dividend distribution of USD 0.37 (gross) in cash per share of CHF 0.10 nominal value under the terms set out below:

	USD million	CHF million
	For the year ended	For the year ended
	31.12.20	31.12.20
Net profit for the period	3,841	3,635
Profit / (loss) carried forward	0	0
Total profit available for appropriation	3,841	3,635

Appropriation of total profit
Appropriation to voluntary earnings reserve	(3,127)	(3,004)
Dividend distribution: USD 0.37 (gross) per dividend-bearing share, USD 0.185 of which out of total profit[1]	(714)	(632)[2]
Profit / (loss) carried forward	0	0

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 714 million presented is based on the total number of shares issued as of 31 December 2020. If the final total amount of the dividend is higher / lower, the difference will be balanced through the appropriation to the voluntary earnings reserve.    2 For illustrative purposes, translated at closing exchange rate as of 31 December 2020 (CHF / USD 1.13).

	USD million	CHF million
	For the year ended	For the year ended
	31.12.20	31.12.20
Total statutory capital reserve: capital contribution reserve before proposed distribution[1]	27,048	26,506
Dividend distribution: USD 0.37 (gross) per dividend-bearing share, USD 0.185 of which out of capital contribution reserve[2]	(714)	(632)[3]
Total statutory capital reserve: capital contribution reserve after proposed distribution	26,334	25,874

1 The Swiss Federal Tax Administration’s current position is that, of the CHF 26.5 billion capital contribution reserve available as of 31 December 2020, an amount limited to CHF 11.9 billion is available from which dividends may be paid without a Swiss withholding tax deduction.    2 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 714 million presented is based on the total number of shares issued as of 31 December 2020.    3 For illustrative purposes, translated at closing exchange rate as of 31 December 2020 (CHF / USD 1.13).

As set out above, half of the ordinary dividend distribution of USD 0.37 (gross) in cash per share is payable out of total profit and the other half is payable out of the capital contribution reserve. The portion of the dividend paid out of total profit will be subject to a 35% Swiss withholding tax.

The ordinary dividend distribution is declared in USD. Shareholders whose shares are held through SIX SIS AG will receive dividends in CHF, based on a published exchange rate calculated up to five decimal places on the day prior to the ex-dividend date. Shareholders holding shares through DTC or directly registered in the US share register with Computershare will be paid dividends in USD. The total amount of the dividend distribution will be capped at CHF 2,628 million (the Cap). To the extent that the CHF equivalent of the total dividend distribution would exceed the Cap on the day of the AGM, based on the exchange rate determined by the Board of Directors in its reasonable opinion, the USD per share amount of the dividend will be reduced on a pro rata basis so that the total CHF amount does not exceed the Cap.

Provided that the proposed dividend distribution out of the total profit and the capital contribution reserve is approved, the payment of the dividend will be made on 15 April 2021 to holders of shares on the record date 14 April 2021. The shares will be traded ex-dividend as of 13 April 2021 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 12 April 2021.

Note 1  Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group AG operates under Art. 620 et seq. of the Swiss Code of Obligations as an Aktiengesellschaft  (a corporation limited by shares).

UBS Group AG is the ultimate holding company of the UBS Group, the grantor of the majority of UBS’s deferred compensation plans and the issuer of loss-absorbing capital notes which qualify as Basel III additional tier 1 (AT1) capital on a consolidated UBS Group basis and senior unsecured debt which contributes to the total loss-absorbing capacity (TLAC) of the Group.

The proceeds from the issuances of loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt instruments are on-lent to UBS AG.

›   Refer to Notes 15 and 17 for more information about the main terms and conditions of the loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt instruments issued

Furthermore, UBS Group AG grants Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees. These DCCP awards also qualify as Basel III AT1 capital on a consolidated UBS Group basis.

As of 31 December 2020, UBS Group AG’s distributable items for the purpose of AT1 capital instruments were USD 39.5 billion (CHF 35.0 billion) (31 December 2019: USD 39.0 billion (CHF 37.7 billion)). For this purpose, distributable items are defined in the terms and conditions of the relevant instruments as the aggregate of (i) net profits carried forward and (ii) freely distributable reserves, in each case, less any amounts that must be contributed to legal reserves under applicable law.

UBS Group AG standalone financial statements

Note 2  Accounting policies

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss law on accounting and financial reporting (32nd title of the Swiss Code of Obligations).

The functional currency of UBS Group AG is the US dollar. The significant accounting and valuation principles applied are described below.

Presentation currencies

As the primary presentation currency of the standalone financial statements of UBS Group AG is the US dollar, amounts in Swiss francs are additionally presented for each component of the financial statements. UBS Group AG applies the modified closing rate method for converting US dollar amounts into Swiss francs: assets and liabilities are translated at the closing rate, equity positions at historic rates and income and expense items at the weighted average rate for the period. All resulting currency translation effects are recognized separately in Voluntary earnings reserve, amounting to a negative currency translation effect of CHF 3,867 million as of 31 December 2020 (31 December 2019: negative CHF 544 million).

Foreign currency translation

Transactions denominated in foreign currency are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all current assets and short-term liabilities as well as Financial assets measured at fair value that are denominated in a foreign currency are translated into US dollars using the closing exchange rate. For Other non-current assets and long-term liabilities, where the asset mirrors the terms of a corresponding liability or the asset and liability otherwise form an economic hedge relationship, the asset and liability are treated as one unit of account for foreign currency translation purposes, with offsetting unrealized foreign currency translation gains and losses based on the closing exchange rate presented net in the income statement. Investments in subsidiaries measured at historic cost are translated at the spot exchange rate on the date of the transaction. Currency translation effects from dividends paid in Swiss francs are recognized in equity. All other currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Group AG are provided in Note 33 of the consolidated financial statements.

Marketable securities

Marketable securities include investments in alternative investment vehicles (AIVs) with a short-term holding period. The holding period is deemed short term if the vesting of the awards hedged by the AIV is within 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Financial assets

Financial assets include investments in AIVs with a long-term holding period. The holding period is deemed long term if the vesting of the awards hedged by the AIV is more than 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on their quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Investments in AIVs that have no quoted market price or no other observable market price are recognized as Financial assets and are measured at their acquisition cost adjusted for impairment losses.

Financial assets further include loans granted to UBS AG that substantially mirror the terms of the perpetual AT1 capital notes and the TLAC-eligible senior unsecured debt instruments issued as well as fixed-term deposits with UBS AG with maturities more than 12 months after the balance sheet date. The loans and deposits are measured at nominal value.

›   Refer to Note 14 for more information

Derivative instruments

UBS Group AG uses derivative instruments to manage exposures to foreign currency risks from investments in foreign subsidiaries. The derivative instruments are entered into with UBS AG, mirroring the conditions of the closing transactions UBS AG enters into with third parties.

Derivative instruments are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Unrealized gains and losses are recognized on the balance sheet as Accrued income and prepaid expenses and Accrued expenses and deferred income, respectively. Corresponding gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Note 2  Accounting policies (continued)

Investments in subsidiaries

Investments in subsidiaries are equity interests that are held to carry on the business of the UBS Group or for other strategic purposes. They include all subsidiaries directly held by UBS Group AG through which UBS conducts its business on a global basis. The investments are measured individually and carried at cost less impairment.

›   Refer to Note 13 for more information

›   Refer to Note 2  in the “Consolidated financial statements” section of this report for a description of businesses of the UBS Group

Long-term interest-bearing liabilities

Long-term interest-bearing liabilities include perpetual loss-absorbing capital notes that qualify as Basel III AT1 capital and TLAC-eligible senior unsecured debt instruments at Group level. They are measured at nominal value. Any difference to nominal value, e.g., premium, discount or external costs that are directly related to the issue, is deferred as Accrued income and prepaid expenses or Accrued expenses and deferred income and amortized to Financial expenses or Financial income over the maturity of the instrument or until the first call date or optional redemption date, where applicable.

›   Refer to Note 17 for more information

Treasury shares

Treasury shares acquired by UBS Group AG are recognized at acquisition cost and are presented as a deduction from shareholders’ equity.

Policy applicable from 1 January 2020

Upon disposal of treasury shares or settlement of related share-based awards, any realized gain or loss is recognized in Voluntary earnings reserve. Realized gains and losses from settlement of share-based awards represent the difference between the acquisition cost of the UBS Group AG shares and the grant date fair value of the share-based awards. For the year ended 31 December 2020, a net gain of USD 38 million (CHF 37 million) from settlement of share-based awards was recognized in Voluntary earnings reserve (2019 comparative period: a net loss of USD 191 million (CHF 191 million) was recognized in the income statement under the previously applied accounting policy as outlined below). UBS deems the revised prospectively applied accounting policy a more reliable presentation of the related gains and losses.

Policy applicable prior to 1 January 2020

Upon disposal of treasury shares or settlement of related share-based awards, any realized gain or loss is recognized through the income statement as Financial income and Financial expenses, respectively. For settlement of related share-based awards, the realized gains and losses on treasury shares represent the difference between the market price of the treasury shares at settlement and their acquisition cost.

For UBS Group AG shares acquired by a direct or indirect subsidiary, a Reserve for own shares held by subsidiaries is generally created in UBS Group AG’s equity. However, where UBS AG or UBS Switzerland AG acquire UBS Group AG shares and hold such in their trading portfolios, no Reserve for own shares held by subsidiaries is created.

›   Refer to Note 20 for more information

Share-based and other deferred compensation plans

Share-based compensation plans

The grant date fair value of equity-settled share-based compensation awards granted to employees is generally recognized over the vesting period of the awards. Awards granted in the form of UBS Group AG shares and notional shares are settled by delivering UBS Group AG shares at vesting except in jurisdictions where this is not permitted for legal or tax reasons. They are recognized as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date or as Accrued expenses and deferred income if vesting is within 12 months of the balance sheet date. The amount recognized is adjusted for forfeiture assumptions, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date. The grant date fair value is based on the UBS Group AG share price on the date of grant, taking into consideration post-vesting sale and hedge restrictions, dividend rights, non-vesting conditions and market conditions, where applicable.

Policy applicable from 1 January 2020

Upon settlement of the share-based awards, any realized gain or loss on the treasury shares is recognized in Voluntary earnings reserve. Realized gains and losses from settlement of share-based awards represent the difference between the acquisition cost of the UBS Group AG shares and the grant date fair value of the share-based awards.

Policy applicable prior to 1 January 2020

Upon settlement of the share-based awards, any realized gain or loss is recognized in the income statement as Other operating income and Other operating expenses, respectively. Realized gains and losses on share-based awards represent the difference between the market price of the UBS Group AG shares at settlement and the grant date fair value of the share-based awards.

UBS Group AG standalone financial statements

Note 2  Accounting policies (continued)

Other deferred compensation plans

Deferred compensation plans that are not share-based, including DCCP awards and awards in the form of AIVs, are accounted for as cash-settled awards. The present value or fair value of the amount payable to employees that is settled in cash is recognized as a liability generally over the vesting period, as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date and as Accrued expenses and deferred income if vesting is within 12 months from the balance sheet date. The liabilities are remeasured at each balance sheet date at the present value of the corresponding DCCP award and the fair value of investments in AIVs. Gains and losses resulting from remeasurement of the liabilities are recognized in Other operating income and Other operating expenses, respectively.

Recharge of compensation expenses

Expenses related to deferred compensation plans are recharged by UBS Group AG to its subsidiaries employing the personnel. Upon recharge, UBS Group AG recognizes a receivable from its subsidiaries corresponding to a liability representing its obligation toward the employees.

Dispensations in the standalone financial statements

As UBS Group AG prepares consolidated financial statements in accordance with IFRS, UBS Group AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows, as well as certain note disclosures.

Income statement notes

Note 3  Dividend income from investments in subsidiaries

Dividend income from investments in subsidiaries in 2020 consisted of USD 3,848 million (CHF 3,641 million) received from UBS AG related to the 2019 financial year, which was approved by the Annual General Meeting of the Shareholders of UBS AG on 27 April 2020 (USD 2,550 million (CHF 2,462 million)) and the Extraordinary General Meeting of the Shareholders of UBS AG on 19 November 2020 (USD 1,298 million (CHF 1,179 million)), and USD 5 million (CHF 5 million) net liquidation dividend received from UBS Group Funding (Switzerland) AG in Liquidation following liquidation of the entity in the course of 2020, which was approved by the Extraordinary General Meeting of the Shareholders of UBS Group Funding (Switzerland) AG in Liquidation held on 8 October 2020. In 2019, dividend income from investments in subsidiaries consisted of USD 3,250 million (CHF 3,311 million) received from UBS AG related to the financial year ended 31 December 2018, which was approved by the Annual General Meeting of the Shareholders of UBS AG on 18 April 2019, USD 143 million (CHF 146 million) received from UBS Business Solutions AG related to the financial year ended 31 December 2018, which was approved by the Annual General Meeting of the Shareholders of UBS Business Solutions AG on 17 April 2019, and USD 6 million (CHF 6 million) received from UBS Group Funding (Switzerland) AG related to the financial year ended 31 December 2018, which was approved by the Annual General Meeting of the Shareholders of UBS Group Funding (Switzerland) AG on 8 March 2019.

Note 4  Other operating income

	USD million		CHF million
	For the year ended		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Gains related to equity-settled and cash-settled awards	17	120	16	119
Commission income from guarantees issued	0	35	0	34
Total other operating income	17	155	16	153

Note 5  Financial income

	USD million		CHF million
	For the year ended		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Fair value gains on investments in AIVs	49	45	44	45
Interest income on onward lending to UBS AG1	1,769	421	1,653	414
Interest income on other interest-bearing assets	14	29	13	28
Other	4	3	4	3
Total financial income	1,836	498	1,714	491

1 In October 2019, onward lending was transferred from UBS Group Funding (Switzerland) AG to UBS Group AG. Interest income for the year ended 31 December 2019 includes interest for the period from the transfer date until the end of the year.

Note 6  Personnel expenses

Personnel expenses include recharges from UBS AG and UBS Business Solutions AG for personnel-related costs for activities performed by the personnel of those companies for the benefit of UBS Group AG.

UBS Group AG had no employees throughout 2020 and 2019. All employees of the UBS Group, including the members of the Group Executive Board (GEB) of UBS Group AG, were employed by subsidiaries of UBS Group AG. As of 31 December 2020, the UBS Group employed 71,551 personnel (31 December 2019: 68,601) on a full-time equivalent basis.

UBS Group AG standalone financial statements

Note 7  Other operating expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Fair value losses on AIV awards	48	45	43	45
Capital tax	9	13	8	13
Other	12	22	12	22
Total other operating expenses	69	81	63	80

Note 8  Financial expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19
Treasury share losses[1]	0	191	0	191
Interest expense on interest-bearing liabilities[2]	1,756	429	1,641	422
Other	10	5	9	5
Total financial expenses	1,765	625	1,650	618

1 As of 1 January 2020, a new accounting policy for the recognition of realized gains and losses on treasury shares was applied. Refer to Note 2 for more information.    2 In October 2019, loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt instruments that had previously been issued by UBS Group Funding (Switzerland) AG were transferred to UBS Group AG. Related interest expense for the year ended 31 December 2019 includes interest for the period from the transfer date until the end of the year.

Balance sheet notes

Note 9  Liquid assets

As of 31 December 2020, liquid assets comprised USD 987 million (CHF 874 million) held on current accounts at UBS Switzerland AG and UBS AG and USD 1,211 million (CHF 1,072 million) of time deposits placed with UBS AG. As of 31 December 2019, liquid assets comprised USD 794 million (CHF 769 million) held on current accounts at UBS Switzerland AG and UBS AG and USD 383 million (CHF 371 million) of time deposits placed with UBS AG.

Note 10  Marketable securities

Marketable securities include investments in AIVs related to compensation awards vesting within 12 months after the balance sheet date.

Note 11  Other short-term receivables

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Onward lending to UBS AG1	4,987	1,870	4,416	1,811
Receivables from employing entities related to compensation awards	517	482	458	466
Other	51	60	45	59
Total other short-term receivables	5,555	2,412	4,919	2,335

1 Short-term receivables from the onward lending of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing additional tier 1 perpetual capital notes to UBS AG. Refer to Note 1 for more information.

Note 12  Accrued income and prepaid expenses

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Accrued interest income	754	816	668	790
Other accrued income and prepaid expenses	193	194	171	188
Total accrued income and prepaid expenses	947	1,010	839	978

UBS Group AG standalone financial statements

Note 13  Investments in subsidiaries

Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held by UBS Group AG or UBS AG. The proportion of ownership interest held is equal to the voting rights held by UBS Group AG or UBS AG. The country where the respective registered office is located is also the principal place of business. UBS AG operates through a global network of branches and a significant proportion of its business activity is conducted outside Switzerland in the UK, the US, Singapore, Hong Kong and other countries. UBS Europe SE has branches and offices in a number of EU Member States, including Germany, Italy, Luxembourg, Spain and Austria. Share capital is provided in the currency of the legally registered office.

Individually significant subsidiaries of UBS Group AG as of 31 December 2020
Company	Registered office	Share capital in million		Equity interest accumulated in %
UBS AG	Zurich and Basel, Switzerland	CHF	385.8	100.0
UBS Business Solutions AG1	Zurich, Switzerland	CHF	1.0	100.0
1 UBS Business Solutions AG holds subsidiaries in Poland, China and India.

Individually significant subsidiaries of UBS AG as of 31 December 2020[1]
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Americas Holding LLC	Wilmington, Delaware, USA	Group Functions	USD	3,150.0[2]	100.0
UBS Americas Inc.	Wilmington, Delaware, USA	Group Functions	USD	0.0	100.0
UBS Asset Management AG	Zurich, Switzerland	Asset Management	CHF	43.2	100.0
UBS Bank USA	Salt Lake City, Utah, USA	Global Wealth Management	USD	0.0	100.0
UBS Europe SE	Frankfurt, Germany	Global Wealth Management	EUR	446.0	100.0
UBS Financial Services Inc.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1[3]	100.0
UBS Switzerland AG	Zurich, Switzerland	Personal & Corporate Banking	CHF	10.0	100.0

1 Includes direct and indirect subsidiaries of UBS AG.    2 Consists of common share capital of USD 1,000 and non-voting preferred share capital of USD 3,150,000,000.    3 Consists of common share capital of USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.

Individually significant subsidiaries of UBS AG are those entities that contribute significantly to the Group’s financial position or results of operations, based on a number of criteria, including the subsidiaries’ equity and their contribution to the Group’s total assets and profit or loss before tax, in accordance with Swiss regulations.

›   Refer to Note 28 in the “Consolidated financial statements” section of this report for more information

Note 14  Financial assets

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Long-term receivables from UBS AG1	49,554	46,644	43,882	45,158
Investments in alternative investment vehicles at fair value related to awards vesting after 12 months	248	229	219	222
Investments in alternative investment vehicles at cost less impairment	2	4	2	4
Other	258	236	229	229
Total financial assets	50,062	47,113	44,332	45,612

1 Long-term receivables from UBS AG include the onward lending of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing additional tier 1 perpetual capital notes for the total amount of USD 48,598 million (CHF 43,035 million) as of 31 December 2020 (31 December 2019: USD 45,682 million (CHF 44,226 million)). Refer to Note 1 for more information.

Note 15  Current interest-bearing liabilities

As of 31 December 2020, current interest-bearing liabilities totaled USD 3,853 million (CHF 3,412 million) comprising TLAC-eligible senior unsecured debt instruments of USD 2,850 million (CHF 2,524 million) and loans from UBS AG and UBS Switzerland AG of USD 1,003 million (CHF 889 million). As of 31 December 2019, current interest-bearing liabilities totaled USD 2,547 million (CHF 2,466 million) comprising TLAC-eligible senior unsecured debt instruments of USD 1,800 million (CHF 1,743 million) and loans from UBS AG and UBS Switzerland AG of USD 747 million (CHF 723 million).

Notes issued, overview by amount, maturity and coupon				31.12.20			31.12.19
				Carrying amount			Carrying amount
In million, except where indicated	Contractual maturity	First optional call date	Coupon[1]	in transaction currency	in USD	in CHF	in transaction currency	in USD	in CHF
US dollar-denominated TLAC-eligible senior unsecured notes	24.09.20	n/a	3M USD LIBOR + 144 bps	0	0	0	300	300	290
US dollar-denominated TLAC-eligible senior unsecured notes	24.09.20	n/a	2.95%	0	0	0	1,500	1,500	1,452
US dollar-denominated TLAC-eligible senior unsecured notes	14.04.21	n/a	3M USD LIBOR + 178 bps	1,000	1,000	886	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes[2]	15.04.21	n/a	3%	1,850	1,850	1,638	0	0	0
Total notes issued					2,850	2,524		1,800	1,743

1 For TLAC-eligible senior unsecured notes, the disclosed coupon rate refers to the contractual coupon rate applied from the issue date up to the contractual maturity date or, if applicable, to the first optional call date.    2 Instrument was partially repurchased on 7 December 2020.

Note 16  Accrued expenses and deferred income

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Short-term portion of compensation liabilities	1,312	1,268	1,162	1,228
of which: Deferred Contingent Capital Plan	518	497	458	482
of which: other deferred compensation plans	794	771	703	746
Accrued interest expense	728	784	644	759
Other	57	50	51	48
Total accrued expenses and deferred income	2,097	2,102	1,857	2,035

UBS Group AG standalone financial statements

Note 17  Long-term interest-bearing liabilities

As of 31 December 2020, long-term interest-bearing liabilities totaled USD 50,993 million (CHF 45,156 million) comprising loss-absorbing AT1 perpetual capital notes and TLAC-eligible senior unsecured debt instruments of USD 50,735 million (CHF 44,927 million) and fixed-term loans from UBS AG of USD 258 million (CHF 229 million). As of 31 December 2019, long-term interest-bearing liabilities totaled USD 45,989 million (CHF 44,523 million) comprising loss-absorbing AT1 perpetual capital notes and TLAC-eligible senior unsecured debt instruments of USD 45,752 million (CHF 44,294 million) and fixed-term loans from UBS AG of USD 236 million (CHF 229 million).

Notes issued, overview by amount, maturity and coupon				31.12.20			31.12.19
				Carrying amount			Carrying amount
In million, except where indicated	Contractual maturity	First optional call date	Coupon[1]	in transaction currency	in USD	in CHF	in transaction currency	in USD	in CHF
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes[2]	Perpetual	19.02.20	7.125%	0	0	0	1,250	1,250	1,210
Australian dollar-denominated TLAC-eligible senior unsecured notes[3]	18.11.34	18.11.20	3.03%	0	0	0	100	70	68
US dollar-denominated TLAC-eligible senior unsecured notes	14.04.21	n/a	3M USD LIBOR + 178 bps	0	0	0	1,000	1,000	968
US dollar-denominated TLAC-eligible senior unsecured notes	15.04.21	n/a	3%	0	0	0	2,000	2,000	1,936
US dollar-denominated TLAC-eligible senior unsecured notes	01.02.22	n/a	3M USD LIBOR + 153 bps	500	500	443	500	500	484
US dollar-denominated TLAC-eligible senior unsecured notes	01.02.22	n/a	2.65%	2,000	2,000	1,771	2,000	2,000	1,936
Swiss franc-denominated TLAC-eligible senior unsecured notes	22.02.22	n/a	0.75%	300	339	300	300	310	300
Euro-denominated TLAC-eligible senior unsecured notes	20.09.22	20.09.21	3M EUR LIBOR + 70 bps	1,750	2,137	1,892	1,750	1,962	1,900
Euro-denominated TLAC-eligible senior unsecured notes	16.11.22	n/a	1.75%	1,250	1,526	1,352	1,250	1,402	1,357
US dollar-denominated TLAC-eligible senior unsecured notes	23.05.23	23.05.22	3.491%	2,000	2,000	1,771	2,000	2,000	1,936
US dollar-denominated TLAC-eligible senior unsecured notes	23.05.23	23.05.22	3M USD LIBOR + 122 bps	1,000	1,000	886	1,000	1,000	968
US dollar-denominated TLAC-eligible senior unsecured notes	15.08.23	15.08.22	3M USD LIBOR + 95 bps	1,250	1,250	1,107	1,250	1,250	1,210
US dollar-denominated TLAC-eligible senior unsecured notes	15.08.23	15.08.22	2.859%	2,000	2,000	1,771	2,000	2,000	1,936
Euro-denominated TLAC-eligible senior unsecured notes	04.03.24	n/a	2.125%	750	916	811	750	841	814
Swiss franc-denominated TLAC-eligible senior unsecured notes	18.05.24	18.05.23	0.625%	400	452	400	400	413	400
US dollar-denominated TLAC-eligible senior unsecured notes	30.07.24	30.07.23	1.008%	1,300	1,300	1,151	0	0	0
Yen-denominated TLAC-eligible senior unsecured notes	08.11.24	08.11.23	0.719%	130,000	1,259	1,115	130,000	1,196	1,157
Euro-denominated TLAC-eligible senior unsecured notes	30.11.24	30.11.23	1.5%	1,250	1,526	1,352	1,250	1,402	1,357
Swiss franc-denominated TLAC-eligible senior unsecured notes	30.01.25	30.01.24	0.875%	400	452	400	400	413	400
Euro-denominated TLAC-eligible senior unsecured notes	17.04.25	17.04.24	1.25%	1,750	2,137	1,892	1,750	1,962	1,900
US dollar-denominated TLAC-eligible senior unsecured notes	24.09.25	n/a	4.125%	2,500	2,500	2,214	2,500	2,500	2,420
Euro-denominated TLAC-eligible senior unsecured notes	29.01.26	29.01.25	0.25%	1,500	1,832	1,622	0	0	0
Swiss franc-denominated TLAC-eligible senior unsecured notes	23.02.26	n/a	1.25%	150	169	150	150	155	150
US dollar-denominated TLAC-eligible senior unsecured notes	15.04.26	n/a	4.125%	2,000	2,000	1,771	2,000	2,000	1,936
Euro-denominated TLAC-eligible senior unsecured notes	01.09.26	n/a	1.25%	1,250	1,526	1,352	1,250	1,402	1,357
US dollar-denominated TLAC-eligible senior unsecured notes	30.01.27	30.01.26	1.364%	1,300	1,300	1,151	0	0	0

Note 17  Long-term interest-bearing liabilities (continued)

Notes issued, overview by amount, maturity and coupon (continued)				31.12.20			31.12.19
				Carrying amount			Carrying amount
In million, except where indicated	Contractual maturity	First optional call date	Coupon[1]	in transaction currency	in USD	in CHF	in transaction currency	in USD	in CHF
US dollar-denominated TLAC-eligible senior unsecured notes	23.03.28	23.03.27	4.253%	2,000	2,000	1,771	2,000	2,000	1,936
Euro-denominated TLAC-eligible senior unsecured notes	05.11.28	05.11.27	0.25%	1,500	1,832	1,622	0	0	0
Yen-denominated TLAC-eligible senior unsecured notes	09.11.28	09.11.27	0.973%	20,000	194	171	20,000	184	178
US dollar-denominated TLAC-eligible senior unsecured notes	13.08.30	13.08.29	3.126%	1,500	1,500	1,328	1,500	1,500	1,452
Australian dollar-denominated TLAC-eligible senior unsecured notes	18.08.35	18.08.30	Zero coupon accreting (annual yield of 2.5%)	36	28	25	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	24.11.35	24.11.23	2.21%	40	40	35	0	0	0
Australian dollar-denominated TLAC-eligible senior unsecured notes	03.12.35	03.12.23	2.3%	45	35	31	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	04.11.49	04.11.22	Zero coupon accreting (annual yield of 3.8%)	146	146	129	141	141	136
US dollar-denominated TLAC-eligible senior unsecured notes	04.03.50	04.03.25	Zero coupon accreting (annual yield of 3.6%)	124	124	109	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	14.04.50	14.04.25	Zero coupon accreting (annual yield of 4%)	206	206	182	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	22.05.50	22.05.25	Zero coupon accreting (annual yield of 3.5%)	102	102	90	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	27.05.50	27.05.25	Zero coupon accreting (annual yield of 3.5%)	510	510	452	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	22.09.50	22.09.23	Zero coupon accreting (annual yield of 2.8%)	55	55	49	0	0	0
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes[4]	Perpetual	22.03.21	6.875%	1,500	1,500	1,328	1,500	1,500	1,452
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	10.08.21	7.125%	1,100	1,100	974	1,100	1,100	1,065
Euro-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	19.02.22	5.75%	1,000	1,221	1,081	1,000	1,121	1,086
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	31.01.23	5%	2,000	2,000	1,771	2,000	2,000	1,936
Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	28.11.23	5.875%	700	529	469	700	521	504
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	31.01.24	7%	2,500	2,500	2,214	2,500	2,500	2,420
Australian dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	27.08.24	4.375%	700	540	478	700	491	475
Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	04.09.24	4.85%	750	567	502	750	558	540
US dollar-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	19.02.25	7%	1,250	1,250	1,107	1,250	1,250	1,210
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	07.08.25	6.875%	1,575	1,575	1,395	1,575	1,575	1,525
Swiss franc-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	13.11.25	3%	275	311	275	275	284	275
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	29.07.26	5.125%	750	750	664	0	0	0
Total notes issued					50,735	44,927		45,752	44,294

1 For TLAC-eligible senior unsecured notes, the disclosed coupon rate refers to the contractual coupon rate applied from the issue date up to the contractual maturity date or, if applicable, to the first optional call date. For the loss-absorbing additional tier 1 perpetual capital notes, the disclosed coupon rate refers to the contractual fixed coupon rate from the issue date up to the first optional call date.    2 Instrument was redeemed on 19 February 2020.    3 Instrument was redeemed on 18 November 2020.    4 Instrument was called on 10 February 2021.

UBS Group AG standalone financial statements

Note 18  Compensation-related long-term liabilities

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Long-term portion of compensation liabilities	3,128	2,938	2,770	2,845
of which: Deferred Contingent Capital Plan	1,326	1,340	1,174	1,298
of which: other deferred compensation plans	1,802	1,598	1,595	1,547
Total compensation-related long-term liabilities	3,128	2,938	2,770	2,845

Note 19  Share capital

As of 31 December 2020, the issued share capital consisted of 3,859,055,395 (31 December 2019: 3,859,055,395) registered shares with a nominal value of CHF 0.10 each.

›   Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information about UBS Group AG shares

Note 20  Treasury shares

	Number of registered shares	Average price in USD	Average price in CHF
Balance as of 31 December 2018	166,467,802	15.71	15.45
of which: treasury shares held by UBS Group AG	166,203,791	15.71	15.46
of which: treasury shares held by UBS AG and other subsidiaries	264,011	12.27	12.05
Acquisitions	146,876,692	11.86	11.75
Disposals	(5,999,827)	11.88	11.50
Delivery of shares to settle equity-settled awards	(64,323,371)	15.35	15.28
Balance as of 31 December 2019	243,021,296	13.57	13.35
of which: treasury shares held by UBS Group AG1	242,930,084	13.57	13.35
of which: treasury shares held by UBS AG and other subsidiaries	91,212	12.65	12.75
Acquisitions	128,372,257	12.27	11.53
Disposals	(10,188,059)	11.12	9.85
Delivery of shares to settle equity-settled awards	(53,728,492)	13.40	12.85
Balance as of 31 December 2020	307,477,002	13.14	12.80
of which: treasury shares held by UBS Group AG1	306,114,513	13.13	12.80
of which: treasury shares held by UBS AG and other subsidiaries	1,362,490	14.13	12.62

1 Treasury shares held by UBS Group AG had a carrying value of USD 4,020 million / CHF 3,917 million as of 31 December 2020 (31 December 2019: USD 3,297 million / CHF 3,244 million). Shares repurchased under our 2018-2021 share repurchase program are expected to be canceled by means of a capital reduction, whereby the capital contribution reserve within the statutory capital reserve is expected to be reduced by USD 180 million (CHF 173 million, based on purchase price). Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

Additional information

Note 21  Assets pledged to secure own liabilities

As of 31 December 2020, total pledged assets of UBS Group AG amounted to USD 2,623 million (CHF 2,323 million). These assets consisted of certain liquid assets, marketable securities and financial assets and were pledged to UBS AG. As of 31 December 2019, total pledged assets of UBS Group AG amounted to USD 2,021 million (CHF 1,957 million). The associated liabilities secured by these pledged assets were USD 1,208 million (CHF 1,070 million) and USD 933 million (CHF 903 million) as of 31 December 2020 and 31 December 2019, respectively.

Note 22  Contingent liabilities

UBS Group AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland.

UBS Group AG standalone financial statements

Note 23  Significant shareholders

Shareholders registered in the UBS Group AG share register with 3% or more of the total share capital[1]
% of share capital	31.12.20	31.12.19
Chase Nominees Ltd., London[2]	10.39	10.94
Nortrust Nominees Ltd., London[2]	5.15	4.90
DTC (Cede & Co.), New York[2,3]	4.99	7.57

1 As registration in the UBS share register is optional, shareholders crossing the threshold percentages requiring SIX notification under the FMIA do not necessarily appear in this table.    2 Nominee companies and securities clearing organizations cannot autonomously decide how voting rights are exercised and are therefore not obligated to notify UBS and SIX if they reach, exceed or fall below the threshold percentages requiring disclosure notification under the FMIA. Consequently, they do not appear under “Shareholders subject to FMIA disclosure notifications” below.    3 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

General rules

Under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (FMIA), anyone directly or indirectly, or acting in concert with third parties, holding shares in a company listed in Switzerland or holding derivative rights related to shares in such a company must notify the company and the SIX Swiss Exchange (SIX) if the holding reaches, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1⁄3, 50 or 66 2⁄3% of voting rights, regardless of whether or not such rights may be exercised. Nominee companies that cannot autonomously decide how voting rights are exercised are not required to notify the company and SIX if they reach, exceed or fall below the above-mentioned thresholds.

Pursuant to the Swiss Code of Obligations, UBS Group AG discloses in its financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS Group AG.

Shareholders subject to FMIA disclosure notifications

According to the mandatory FMIA disclosure notifications filed with UBS Group AG and SIX, as of 31 December 2020, the following entities held more than 3% of the total share capital of UBS Group AG: Artisan Partners Limited Partnership, Milwaukee, which disclosed a holding of 3.15% on 18 November 2020; BlackRock Inc., New York, which disclosed a holding of 4.70% on 26 May 2020; and Norges Bank, Oslo, which disclosed a holding of 3.01% on 24 July 2019. As registration in the UBS share register is optional, shareholders crossing the aforementioned thresholds requiring SIX notification under the FMIA do not necessarily appear in the table above.

No new disclosures of significant shareholdings have been made since 31 December 2020.

In accordance with the FMIA, the aforementioned holdings are calculated in relation to the total share capital of UBS Group AG reflected in its Articles of Association at the time of the respective disclosure notification.

›   Refer to ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html for information about disclosures under the FMIA

Shareholders registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG

As a supplement to the mandatory disclosure requirements according to the SIX Swiss Exchange Corporate Governance Directive, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) who were registered in the UBS share register with 3% or more of the total share capital of UBS Group AG as of 31 December 2020 or as of 31 December 2019 are listed in the table above.

Cross-shareholdings

UBS Group AG has no cross-shareholdings where reciprocal ownership would be in excess of 5% of capital or voting rights with any other company.

Note 24  Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees

Shares awarded
	For the year ended 31.12.20			For the year ended 31.12.19
	Number of shares	Value of shares in USD million	Value of shares in CHF million	Number of shares	Value of shares in USD million	Value of shares in CHF million
Awarded to members of the BoD	457,362	7	6	560,889	7	7
Awarded to members of the GEB	5,192,391	66	58	4,878,908	58	56
Awarded to other UBS Group employees	67,057,766	713	632	72,763,001	812	787
Total	72,707,519	786	696	78,202,798	878	850

›   Refer to the “Compensation” section of this report for more information about the terms and conditions of the shares and options awarded to the members of the Board of Directors and the Group Executive Board

Number of shares of BoD members[1]
Name, function	on 31 December	Number of shares held	Voting rights in %
Axel A. Weber, Chairman	2020	1,046,994	0.062
	2019	938,627	0.053
David Sidwell, former Vice Chairman and Senior Independent Director[2]	2020	-
	2019	167,595	0.009
Jeremy Anderson, Vice Chairman and Senior Independent Director	2020	66,744	0.004
	2019	31,456	0.002
William C. Dudley, member	2020	26,181	0.002
	2019	0	0.000
Reto Francioni, member	2020	154,086	0.009
	2019	125,628	0.007
Fred Hu, member	2020	42,428	0.003
	2019	15,145	0.001
Mark Hughes, member[2]	2020	4,920	0.000
	2019	-
Nathalie Rachou, member[2]	2020	0	0.000
	2019	-
Julie G. Richardson, member	2020	88,401	0.005
	2019	46,283	0.003
Isabelle Romy, former member[2]	2020	-
	2019	143,928	0.008
Robert W. Scully, former member[2]	2020	-
	2019	71,540	0.004
Beatrice Weder di Mauro, member	2020	198,578	0.012
	2019	172,397	0.010
Dieter Wemmer, member	2020	88,743	0.005
	2019	60,285	0.003
Jeanette Wong, member	2020	33,722	0.002
	2019	0	0.000
Total	2020	1,750,797	0.104
	2019	1,772,884	0.100

1 Includes blocked and unblocked shares held by BoD members, including those held by related parties. No options were granted in 2020 and 2019.    2 At the 2020 AGM, Mark Hughes and Nathalie Rachou were newly elected and David Sidwell, Isabelle Romy and Robert W. Scully did not stand for re-election.

UBS Group AG standalone financial statements

Note 24  Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees (continued)

Share ownership / entitlements of GEB members[1]
Name, function	on 31 December	Number of unvested shares / at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %
Ralph A.J.G. Hamers, Group Chief Executive Officer	2020	14,841	0	14,841	0.001
	2019	-	-	-
Sergio P. Ermotti, former Group Chief Executive Officer	2020	-	-	-	-
	2019	1,862,480	2,150,003	4,012,483	0.227
Christian Bluhm, Group Chief Risk Officer	2020	582,787	218	583,005	0.035
	2019	440,953	0	440,953	0.025
Markus U. Diethelm, Group General Counsel	2020	706,845	617,858	1,324,703	0.079
	2019	698,402	458,426	1,156,828	0.065
Kirt Gardner, Group Chief Financial Officer	2020	696,500	165,223	861,723	0.051
	2019	532,643	129,807	662,450	0.037
Suni Harford, President Asset Management	2020	352,329	0	352,329	0.021
	2019	63,211	0	63,211	0.004
Robert Karofsky, Co-President Investment Bank	2020	627,748	357,621	985,369	0.059
	2019	577,606	492,476	1,070,082	0.061
Sabine Keller-Busse, Group Chief Operating Officer and President UBS EMEA	2020	639,087	349,834	988,921	0.059
	2019	423,778	315,922	739,700	0.042
Iqbal Khan, Co-President Global Wealth Management	2020	742,546	68,253	810,799	0.048
	2019	712,342	0	712,342	0.040
Edmund Koh, President Asia Pacific	2020	421,930	337,062	758,992	0.045
	2019	380,340	183,104	563,444	0.032
Axel P. Lehmann, President Personal & Corporate Banking and President UBS Switzerland	2020	690,537	331,677	1,022,214	0.061
	2019	522,202	277,978	800,180	0.045
Tom Naratil, Co-President Global Wealth Management and President UBS Americas	2020	1,383,854	770,780	2,154,634	0.128
	2019	1,307,554	609,477	1,917,031	0.108
Piero Novelli, Co-President Investment Bank	2020	660,240	408,897	1,069,137	0.064
	2019	599,156	429,652	1,028,808	0.058
Markus Ronner, Group Chief Compliance and Governance Officer	2020	302,584	130,097	432,681	0.026
	2019	214,850	68,097	282,947	0.016
Total	2020	7,821,828	3,537,520	11,359,348	0.675
	2019	8,335,517	5,114,942	13,450,459	0.761

1 Includes all vested and unvested shares of GEB members, including those held by related parties. No options were held in 2020 and 2019 by any GEB member or any of its related parties. Refer to “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.    2 Includes shares granted under variable compensation plans with forfeiture provisions. LTIP values reflect the fair value awarded at grant. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to “Group compensation” in the “Compensation” section of this report for more information about the plans.

Note 25  Related parties

Related parties are defined under the Swiss Code of Obligations as direct and indirect participants with voting rights of 20% or more, management bodies (BoD and GEB), external auditors, and direct and indirect investments in subsidiaries. Payables due to members of the GEB and the external auditors are provided in the table below. Amounts due from and due to subsidiaries are provided on the face of the balance sheet.

	USD million		CHF million
	31.12.20	31.12.19	31.12.20	31.12.19
Payables due to the members of the GEB	155	178	138	172
of which: Deferred Contingent Capital Plan	69	76	62	74
of which: other deferred compensation plans	86	101	76	98
Payables due to external auditors	0	0	0	0

p

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basle

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS Group AG, Zurich

Basel, 4 March 2021

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Group AG, which comprise the balance sheet, income statement and notes, for the year ended 31 December 2020.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2020 comply with Swiss law and the company's articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

2

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Maurice McCormick
Licensed audit expert
(Auditor in charge)

Bruno Patusi
Licensed audit expert

Zurich, 05 March 2021

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1)   on Form F-3 (Registration Number 333-225551 and 333-253432), and each related prospectus currently outstanding under such registration statement,

(2)   on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; 333-249143), and each related prospectus currently outstanding under any of the aforementioned registration statements,

(3)   the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),

(4)   the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and

(5)   the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 04 March 2021, with respect to the standalone financial statements of UBS Group AG for the year ended 31 December 2020 included in this Report of Foreign Private Issuer (Form 6-K) dated 05 March 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551 and 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 5, 2021